# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pine Tree Acquisition Corp., CIK 0002076561
CUSIP: G7111J102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: GENESIS BUILDING, 5TH FLOOR, GENESIS CLOSE, P.O. BOX 446, CAYMAN ISLAND, Cayman Islands (E9), KY1-1106
Date of event which requires filing of this statement: 10/07/2026
Filed by CIK 0002104909
Persons authorized to receive notices and communications: Jin Li, Pine Tree Sponsor Group, LLC, 418 Broadway, #6538, Albany, New York (NY), 12207, 345-623-2740

## Reporting persons
- Pine Tree Sponsor Group, LLC (CIK 0002104909): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,063,571; shared voting power 0; sole dispositive power 5,063,571; shared dispositive power 0; aggregate amount beneficially owned 5,063,571 (32.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Pine Tree Acquisition Corp.
Address of issuer's principal executive offices: GENESIS BUILDING, 5TH FLOOR, GENESIS CLOSE, P.O. BOX 446, CAYMAN ISLAND, Cayman Islands (E9), KY1-1106

## Item 2. Identity and Background
Name of person filing: Pine Tree Sponsor Group, LLC (the "Reporting Person").
Residence or business address: c/o Pine Tree Acquisition Corp., 418 Broadway, #6538, Albany, New York 12207.
Present principal occupation or employment:
The Reporting Person is a Delaware limited liability company formed to invest in Pine Tree Acquisition Corp. (the "Issuer") and serves as a sponsor of the Issuer. Its principal business address is c/o Pine Tree Acquisition Corp., 418 Broadway, #6538, Albany, New York 12207. Each of Jin Li and Kun Yang disclaim beneficial ownership of the securities held by the Reporting Person except to the extent of their ultimate pecuniary interest therein.

Pine Tree Top, LLC is the managing member of the Reporting Person. Pine Tree Top, LLC has two members, Jin Li and Kun Yang, who may be deemed to share beneficial ownership of the Issuer's securities held by the Reporting Person through their control of Pine Tree Top, LLC.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a limited liability company organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used its working capital to acquire the securities described herein. The aggregate consideration was $1,375,000, consisting of $25,000 paid for the Founder Shares (defined below in Item 4) and $1,350,000 paid for 135,000 Private Placement Units (defined below in Item 4) at $10.00 per unit. The information set forth in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 1, 2024, the Reporting Person paid $25,000 to acquire 2,424,324 Class B ordinary shares, par value $0.0001 per share (the "Founder Shares"), of the Issuer. Following share capitalizations in October 2025 and June 2026, the Reporting Person held 4,928,571 Founder Shares. Up to 642,857 Founder Shares are subject to surrender for no consideration depending on the extent to which the underwriters' over-allotment option is exercised.

The Founder Shares are convertible into the Issuer's Class A ordinary shares concurrently with or immediately following the consummation of an initial business combination, or earlier at the option of the holder thereof on a one-for-one basis, subject to adjustment. The Class B ordinary shares have no expiration date.

On October 7, 2026, in a private placement consummated simultaneously with the closing of the Issuer's initial public offering, the Reporting Person purchased 135,000 units at $10.00 per unit, for an aggregate purchase price of $1,350,000 (the "Private Placement Units"). Each Private Placement Unit consists of one Class A ordinary share and one right entitling the holder to receive three-fourths of one Class A ordinary share upon consummation of the Issuer's initial business combination, subject to adjustment.

The Reporting Person acquired these securities as a sponsor of the Issuer and in support of the Issuer's business plan to consummate an initial business combination. Subject to applicable law and the agreements described in Item 6, the Reporting Person may acquire additional securities (including upon conversion of the rights included in the Private Placement Units) or dispose of securities of the Issuer from time to time through market transactions, private transactions or otherwise.

Except as described in this Schedule 13D, the Reporting Person presently has no plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to reconsider its position and to develop such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns 5,063,571 Class A ordinary shares, representing approximately 32.7% of the class. This amount consists of (i) 135,000 Class A ordinary shares included in the Private Placement Units and (ii) 4,928,571 Class A ordinary shares issuable upon conversion of the Founder Shares.

The percentage is calculated using 10,540,000 Class A ordinary shares outstanding following the initial public offering, consisting of 10,000,000 public shares, 140,000 private placement shares and 400,000 representative shares, plus the 4,928,571 Class A ordinary shares issuable upon conversion of the Reporting Person's Founder Shares.

These amounts include 642,857 Founder Shares subject to contingent surrender and exclude 101,250 Class A ordinary shares underlying the Reporting Person's rights, which are not convertible within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting power and sole dispositive power with respect to the 5,063,571 Class A ordinary shares beneficially owned by it and has shared voting power and shared dispositive power with respect to zero shares.

Pine Tree Top, LLC, as the managing member of the Reporting Person, and Jin Li and Kun Yang, through their control of Pine Tree Top, LLC, may be deemed to share indirect voting and dispositive power over the securities held by the Reporting Person.
Transactions in the class effected during the past sixty days:
On October 7, 2026, the Reporting Person purchased 135,000 Private Placement Units directly from the Issuer in a private placement consummated simultaneously with the closing of the Issuer's initial public offering, at $10.00 per unit, for an aggregate purchase price of $1,350,000. Each unit consists of one Class A ordinary share and one right to receive three-fourths of one Class A ordinary share upon consummation of the Issuer's initial business combination.

Except as described in Item 4 and above, the Reporting Person has not effected any transactions in the Issuer's Class A ordinary shares during the preceding sixty days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person's members may have an indirect right to receive distributions attributable to dividends on, or proceeds from the sale of, the securities held by the Reporting Person, pursuant to its organizational documents.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person is a party to a Registration Rights Agreement, dated October 6, 2026, with the Issuer and certain other security holders. This agreement provides registration rights for the Founder Shares, Private Placement Units and underlying securities, and certain other securities. Subject to its terms, holders of at least 15% of the registrable securities may request up to three demand registrations following the initial business combination. Holders also have piggyback and Form S-3 registration rights. The Issuer bears registration expenses as provided in the agreement.

The Reporting Person is also a party to an Insider Letter Agreement, dated October 6, 2026 (the "Insider Letter"), pursuant to which the Reporting Person agreed to support a proposed initial business combination by voting its shares in favor and waiving applicable redemption rights, and to waive specified liquidation distributions. Additionally, pursuant to the Insider Letter, subject to exceptions and early-release provisions, Founder Shares are restricted from transfer until one year after the initial business combination; Private Placement Units and their underlying securities are restricted until 30 days after that combination.

The information concerning the Reporting Person's managing member and control persons in Items 2 and 5 is incorporated herein by reference. The foregoing descriptions are qualified in their entirety by the documents identified in Item 7, which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Registration Rights Agreement dated October 6, 2026, incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed October 7, 2026:
https://www.sec.gov/Archives/edgar/data/2076561/000147793226006073/ptree_ex103.htm

Exhibit 2 - Insider Letter Agreement dated October 6, 2026, incorporated by reference to Exhibit 10.6 to the same Current Report:
https://www.sec.gov/Archives/edgar/data/2076561/000147793226006073/ptree_ex106.htm

Exhibit 3 - Private Placement Units Purchase Agreement between the Issuer and Pine Tree Sponsor Group, LLC dated October 6, 2026, incorporated by reference to Exhibit 10.7 to the same Current Report:
https://www.sec.gov/Archives/edgar/data/2076561/000147793226006073/ptree_ex107.htm

Exhibit 4 - Rights Agreement dated October 6, 2026, incorporated by reference to Exhibit 4.1 to the same Current Report:
https://www.sec.gov/Archives/edgar/data/2076561/000147793226006073/ptree_ex41.htm

Exhibit 5 - Second Amended and Restated Memorandum and Articles of Association, incorporated by reference to Exhibit 3.1 to the same Current Report:
https://www.sec.gov/Archives/edgar/data/2076561/000147793226006073/ptree_ex31.htm

## Signatures
- Pine Tree Sponsor Group, LLC: /s/ Pine Tree Sponsor Group, LLC by Pine Tree Top, LLC, Manager, Pine Tree Top, LLC, Manager (10/13/2026)